EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in this Registration Statement on Form S-3 of our report dated February 28, 2012 (November 16, 2012 as to Note 19), relating to the consolidated financial statements and financial statement schedule of Powerwave Technologies, Inc. (which report expresses an unqualified opinion and includes an explanatory paragraph for a subsequent event relating to Powerwave Technologies, Inc.’s ability to continue as a going concern), and our report dated February 28, 2012 relating to the effectiveness of Powerwave Technologies, Inc.’s internal control over financial reporting, appearing in the Current Report on Form 8-K of Powerwave Technologies, Inc. dated November 16, 2012, and to the reference to us under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

/s/ Deloitte & Touche LLP

Costa Mesa, California

November 21, 2012